EShallGo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

December 22, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	EShallGo Inc. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 3, 2022 CIK No. 0001879754

Dear Mr. Anderegg:

This letter is in response to your letter on June 24, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of EShallGo Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on June 3, 2022. On the date hereof, the Company has submitted Amendment No. 3 to Registration Statement on Form F-1 (“Form DRS/A”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 3, 2022

Overview, page 3

1.	We note your response and revised disclosure in response to our comment 10. Please revise your similar disclosure on page 92 to reflect the most recent year the Chinese economy grew by 10% or more.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed the most recent year the Chinese economy grew by 10% or more on page 92.

Contractual Arrangements with the VIEs and Their Shareholders, page 5

2.	We note your response and revised disclosure in response to our comment 11. Please make similar revision throughout your prospectus and in each instance in which you mention "control...of your VIEs," such as on pages 1, 7, 13 and 39.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have made similar revision throughout the prospectus on pages 1, 7, 13, and 39.

Global Brand Market of Copier Industry for 2019-2021, page 95

3.	We note your response to comment 22 and your indication that company-specific data is indicative of the market size and development trend of this sector. Considering you present trends in the global copier market as a whole elsewhere in this discussion, company-specific data appears to be unnecessary and lacks appropriate context. Revise to remove this disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the section as the Staff suggested.

Our Background, page 104

4.	We note your response and revised disclosure in response to our comment 21. However, we note your disclosures on pages 3 and 93 that "EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market." Please amend your disclosures throughout your filing to clearly and explicitly disclose that your e-commerce business and related platform are not yet operational.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended our disclosure to state clearly and explicitly that our e-commerce business and related platform are not yet operational on pages 3 and 88.

Description of Share Capital, page 153

5.	We note your written response to our comment 23. We also note your revised disclosure on page 154 third paragraph that states, "Furthermore, future issuances of Class B Ordinary Shares will be likely dilutive to Class A ordinary shareholders, and ...” Please revise to state that the issuance of Class B Ordinary Shares will be dilutive instead of “likely dilutive." Also, where you discuss the disparate voting rights of Class A and Class B Ordinary Shares state, if true, that such shares will vote together on matters presented to Ordinary Shareholders.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised this section to state that the issuance of Class B Ordinary Shares will be dilutive instead of “likely dilutive.” We also respectfully advise the Staff that Class A and Class B Ordinary Shares will “vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company” under “Voting Rights.”

General

6.	We note your revisions to your filing in response to comment 8. We note you refer to your PRC counsel but do not consistently identify your PRC counsel by name. Please ensure that when your refer to your PRC counsel that you identify that your counsel is the Beijing Docvit Law Firm, if true.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure to consistently identify our PRC counsel, Beijing Docvit Law Firm, throughout the filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer